                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                       SHELLS SEAFOOD RESTAURANTS, INC.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 109
                                --------------
                                (CUSIP Number)
                              2001 Partners L.P.

                          c/o Elizabeth A. Wertheimer
                             124 East 93rd Street
                           New York, New York  10128
                                (212) 860-3086
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 8, 2001
            (Date of Event which Requires Filing of this Statement)
                              (Page 1 of 7 pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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                                                                     Page 2 of 7

                                 SCHEDULE 13D
CUSIP No. 822809 10 9

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      (a) 2001 PARTNERS L.P.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      N/A
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      (a) USA
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                          SOLE VOTING POWER
                     7.
     NUMBER OF            (a) -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          (a) -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             (a) -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          (a) -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      (a) 0
------------------------------------------------------------------------------
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                                                                     Page 3 of 7

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      (a)  0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      (a) PN
------------------------------------------------------------------------------
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                                                                     Page 4 of 7

Item 1.   SECURITY AND ISSUER:

               The class of securities to which this Statement relates is common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618. This Amendment No. 1 is filed pursuant to the Reporting Person's surrender to the Company and cancellation by the Company thereof of warrants to purchase an aggregate of 325,000 shares of Common Stock at exercise prices ranging from $3.15 per share to $3.75 per share (the "Warrants").

Item 2.   IDENTITY AND BACKGROUND

               The reporting person is 2001 Partners L.P., a Delaware limited partnership (the "Partnership"). The sole general partner of the Partnership is Elizabeth A. Wertheimer. The responses to the following items relate to each of the Partnership and Ms. Wertheimer unless otherwise indicated.

Item 2(a) Name and State of Organization of the Partnership:

               2001 Partners L.P.
               Delaware

Item 2(b) Address:

               124 East 93rd Street
               New York, NY 10128

Item 2(c) Principal Business:

               The Partnership:

               2001 Partners L.P. is a limited partnership organized under the laws of the state of Delaware. The Partnership is principally engaged in the acquisition and holding for investment of securities and other business interests of any and all types and descriptions.

               Ms. Wertheimer: Ms. Wertheimer's present occupation is an investor.

Item 2(d) No Criminal Proceedings:
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                                                                     Page 5 of 7

               During the last five years neither the Reporting Person nor Ms. Wertheimer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Other Proceedings:

               During the last five years neither the Reporting Person nor Ms. Wertheimer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

               N/A.

Item 4.   PURPOSE OF TRANSACTION

               The Reporting Person surrendered the Warrants to the Company on November 8, 2001.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a)  Amount and Percent Beneficially Owned

                           0%

               (b)  Power to Vote and Dispose of Shares

               (c) Any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less by the person named in response to (a).

                         None.

               (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this
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                                                                     Page 6 of 7

                    item and, if such interest relates to more than five percent of the class, such person should be identified.

                         None, except for Elizabeth A. Wertheimer, who as the general partner of the reporting person has such powers.

               (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than 5 percent of the class of securities.

                         November 8, 2001.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None
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                                                                     Page 7 of 7

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   2001 PARTNERS L.P.



                                        /s/ Elizabeth A. Wertheimer
                                   ---------------------------------------------
                                   By:  Elizabeth A. Wertheimer
                                   General Partner


Date:  November 29, 2001